Securities and Exchange Commission
Washington, D.C., 20549

RE: Comment letter on AlphaRx, Inc., dated May 26, 2005

June 3, 2005

Attention: Mr. Gregory Belliston
                    Division of Corporation Finance
                    FAX: (202) 772-9217
                    TEL: (202) 551-3861

Dear Sir;

Please find our proposed answers or discussion related to the questions posed to us in your letter of May 26, 2005. If the responses are deemed adequate, we will reflect same in our 10KSB and refile accordingly. Answers proposed for inclusion into our 10KSB are seen in bold. Please contact either of the undersigned to discuss at your convenience.

2. COMPANY OVERVIEW

We are a pharmaceutical company, engaged in the research, development and marketing of innovative therapeutic products using advanced drug delivery technologies, which we believe, can be combined with a broad range of therapeutic products.

In January 2003, we acquired the world-wide exclusive commercialization rights of VT1, a potential cancer therapeutic compound, from Select Therapeutics Inc. Given our recent experience with Flexogan™, Indaflex and our new focus on drug delivery products and plans to evolve into a sales and marketing organization, we have decided VT1 no longer meets our strategic objective and the VT1 program has been terminated.

In August 2003, we out licensed Indaflex, our lead pharmaceutical product, to Industria Farmaceutica Andromaco, S.A. de C.V. ("Andromaco") for commercialization in Mexico. Subject to the terms of the Agreement, Andromaco will have the exclusive and non-transferable manufacturing rights and distribution rights of Indaflex and we will receive 15% royalties of the gross revenue from future product sales. Furthermore, Andromaco will be responsible for funding and completing any clinical and regulatory activities in support of Indaflex marketing registration in Mexico. The Agreement shall be for an initial term of five (5) years commencing on the effective date, and it shall automatically be renewed on terms as provided in the Agreement and shall not be terminated without cause. In November, 2004, Andromaco received approval from Mexico Food and Drug Administration to manufacture, market and distribute Indaflex in Mexico.

We are also attempting to establish other international licensing and distribution arrangements to generate revenues from our existing and future proprietary pharmaceutical products.

In August 2003, we delivered our first purchase order of Flexogan to Loblaws Group, one of the largest mass market retailers in Canada. This and other orders for our product are initiated via issuance of a purchase order from our customers. We continue to make progress on Flexogan sales in Canada.

We intend to use our proprietary drug delivery technologies in collaborative arrangements with pharmaceutical companies to formulate their existing commercialized drugs as well as drugs under development by them. By improving drug efficacy and reducing side effects, we believe our drug delivery technologies will provide pharmaceutical companies with the opportunity to enhance the commercial value of their existing products and new drug candidates. We also intend to develop either independently or jointly certain off-patent and over-the-counter ("OTC") products utilizing our proprietary drug delivery technologies.

3. Comment on market size has been eliminated in its entirety. Ultimately we do intend to target markets for all orally -administered drugs, but until we become successful in using our delivery system for one drug, it may be overly aggressive to mention a market of this size.

PRODUCT PIPLELINE Questions 4-6

Our existing table will be replaced by the table and footnotes as well as a brief description of the products mentioned in the table as seen below

The following is a list of some of our products in the product pipeline:

Brand Name	Application	Delivery	Stage
Route
Pharmaceuticals
2.5% Indaflex	Osteoarthritis	Topical	Phase I completed*
Rifampicin SLN	Tuberculosis	Oral	Preclinical underway **
Gentamicin SLN	Sepsis	Oral	Preclinical underway**
Consumer Health (over-the-counter)
Flexogan	Analgesic	Topical	Market*
CoQ10ER	Nutritional Supplement	Oral	Market*
NuProm	Acne Control	Topical	Preclinical underway**
V-Relief	Anti-fungal	Topical	Preclinical underway**

* Indaflex is approved for sale in Mexico, but must undergo FDA approval for sale in United States and other countries.

CoQ10ER and Flexogan is approved for sale in Canada.

** Preclinical activities include basic in vitro and in vivo research attempting to adopt our Bioadhesive Colloidal Dispersion delivery system to the respective drug while maintaining or improving efficacy and effectiveness of the active ingredients.

Indaflex is a topical NSAID (Non-Steroidal Anti-inflammatory Drug) formulation intended to be used in the treatment of arthritis. Indaflex's active ingredient, Indomethacin, has a long-standing and proven clinical treatment record. With our enhanced proprietary delivery system, its clinical effectiveness is thought to be significantly enhanced. Topical Indaflex delivery is intended to circumvent the significant GI side-effects found with orally ingested NSAID's. We completed a Phase I human trial for Indaflex in Canada and are planning to initiate a Phase II human trial in the third quarter of 2005.

Rifampicin SLN is encapsulating Rifampicin, an antibiotic mainly used to treat tuberculosis, in the Company's colloidal drug delivery platform for intracellular delivery. This early stage drug candidate is currently going through in-vitro and in-vivo studies including biodistribution study, evaluation of the efficacy in murine infection models and toxicological studies.

Gentamicin SLN is encapsulating Gentamicin, a broad spectrum antibiotic, in the Company's colloidal drug delivery platform for intracellular delivery. This early stage drug candidate is currently going through in-vitro and in-vivo studies including biodistribution study, evaluation of the efficacy in murine infection models and toxicological studies.

Flexogan is a series of topical pain relief creams available over-the-counter at major drug chain stores across Canada. Flexogan has a unique delivery formulation that significantly increases the speed, volume, and sustained duration of drug penetration through the skin in animal studies.

CoQ10 ER is a novel formulation incorporating the Company's drug delivery process which completely disperses CoQ10 ER into sub-micron oil droplets in the GI tract. The average size of these oil droplets is less than 200 nanometers. These oil droplets can easily penetrate the bilayer of human cells and increase serum Coenzyme Q10 concentration according to one human trail conducted by the Company.

NuProm is formulated with solubilized Benzoyl Peroxide for effective delivery to target sites underneath the skin for maximum therapeutic effect. Undissolved Benzoyl Peroxide powder may not penetrate deep into pores to kill bacteria and instead merely stays on the skin surface causing severe dryness and irritation. NuProm is currently going through in-vitro study for formulation optimization.

V-Relief is the Company's drug candidate for mild fungal infection treatment. This product is currently going through in-vitro study for formulation optimization

7. The product is not currently material to our business and no sales of this product were made during Fiscal 2004 or fiscal 2005 to date. The product may become material to our business if a distribution agreement is reached with a third party or if we decide to actively market the product. It has therefore been added to the table and a description of the drug is included above.

8. PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS

It is our policy to file patent applications in the United States and certain foreign jurisdictions.

We currently have one issued United States patent under the title "Toothpaste comprising bioadhesive submicron emulsion for improved delivery of antibacterial and anticaries agents" for the use of certain oral care products which has never been developed. This patent was issued on September 12, 2000 and will expire on xxx. We also have four United States patent pending applications as follows: "Vehicle for topical delivery of antiinflammatory compounds" for the use of Indaflex to increase efficacy of non steroidal antiinflammatory drugs, "Colloidal solid lipid vehicle for pharmaceutical application" for the use of Rifampicin SLN and Gentamicin SLN to treat Tuberculosis and other infectious diseases, "Topical composition for acne treatment" and "Stabilization of benzoyl peroxide in solution" for the use of NuProm to treat acne. We have also applied for patents in Mexico, Japan and China uder the title "Vehicle for topical delivery of anti-inflammatory compounds" for the use of Indaflex to increase efficacy of non steroidal anti-inflammatory drugs which are still pending. No assurance can be given that our patent applications will be approved or that any issued patents will provide competitive advantages for the BCD System or our technologies or will not be challenged or circumvented by competitors. With respect to any patents which may be issued from our applications, there can be no assurance that claims allowed will be sufficient to protect our technologies. Patent applications in the United States are maintained in secrecy until a patent issues and we cannot be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that may block our patent rights or compete without infringing our patent rights. In addition, there can be no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to us.

We also rely on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any such breach or that our trade secrets will not otherwise become known or be independently developed by competitors. Although potential collaborative partners, research partners and consultants are not given access to our proprietary trade secrets and know-how until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

9. MANUFACTURING, MARKETING AND SALES

We do not have and do not intend to establish in the foreseeable future internal manufacturing capabilities. Rather, we intend to use the facilities of our collaborative partners or those of contract manufacturers to manufacture products using the BCD Systems. Our dependence on third parties for the manufacture of products using the BCD Systems may adversely affect our ability to develop and deliver such products on a timely and competitive basis. There may not be sufficient manufacturing capacity available to us when, if ever, it is ready to seek commercial sales of products using the BCD Systems. In addition, we expect to rely on our collaborative partners or to develop distributor arrangements to market and sell products using the BCD Systems. We may not be able to enter into manufacturing, marketing or sales agreements on reasonable commercial terms, or at all, with third parties. Failure to do so would have a material adverse effect on us.

Applicable good manufacturing practices ("GMP") requirements and other rules and regulations prescribed by foreign regulatory authorities will apply to the manufacture of products using the BCD Systems. We will depend on the manufacturers of products using the BCD Systems to comply with current good manufacturing practices ("cGMP") and applicable foreign standards. Any failure by a manufacturer of products using the BCD Systems to maintain cGMP or comply with applicable foreign standards could delay or prevent their commercial sale. This could have a material adverse effect on us.

We rely on Canadian Custom Packaging Inc., Patheon Inc. and Industria Farmaceutica Andromaco, S.A. de C.V. located in Mexico ("Andromaco") to manufacture our products.

We have only one written contract with the above mentioned manufacturers - namely Patheon Inc. Other manufacturing runs commence upon receipt of a purchase order from us.

10. GOVERNMENT REGULATION

We are subject to regulation under various federal laws regarding pharmaceutical products and also various Canadian federal and provincial laws regarding, among other things, occupational safety, environmental protection, hazardous substance control and product advertising and promotion. In connection with our research and development activities, AlphaRx is subject to federal, provincial and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We believe that we have complied with these laws and regulations in all material respects and we have not been required to take any action to correct any material non-compliance.

In the United States, pharmaceutical products, including any drugs utilizing the BCD System, are subject to rigorous regulation by the FDA. If a company fails to comply with applicable requirements, it may be subject to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution of We or our officers and employees, injunctions, product seizure or detention, product recalls, total or partial suspension of production, FDA withdrawal of approved applications or FDA refusal to approve pending new drug applications, premarket approval applications, or supplements to approved applications.

Prior to commencement of clinical studies involving human beings, preclinical testing of new pharmaceutical products is generally conducted on animals in the laboratory to evaluate the potential efficacy and the safety of the product. The results of these studies are submitted to the FDA as a part of an IND application, which must become effective before clinical testing in humans can begin. Typically, clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and the pharmacokinetic pattern of a drug. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical testing and may at our discretion, re-evaluate, alter, suspend or terminate the testing based upon the data which have been accumulated to that point and our assessment of the risk/benefit ratio to the patient.

The results of the preclinical and clinical testing on drugs are submitted to the FDA in the form of an NDA for approval prior to commencement of commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not satisfy our regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, if at all. Failure to receive approval for any products utilizing the BCD Drug Delivery Systems could have a material adverse effect on us.

OTC products that comply with monographs issued by the FDA are subject to various FDA regulations such as cGMP requirements, general and specific OTC labelling requirements (including warning statements), the restriction against advertising for conditions other than those stated in product labelling, and the requirement that in addition to approved active ingredients OTC drugs contain only safe and suitable inactive ingredients. OTC products and manufacturing facilities are subject to FDA inspection, and failure to comply with applicable regulatory requirements may lead to administrative or judicially imposed penalties. If an OTC product differs from the terms of a monograph, it will, in most cases, require FDA approval of an NDA for the product to be marketed.

Additionally, even if required FDA approval has been obtained with respect to a product, foreign regulatory approval of a product must also be obtained prior to marketing the product internationally. Foreign approval procedures vary from country to country and the time required for approval may delay or prevent marketing. In certain instances we or our collaborative partners may seek approval to market and sell certain of our products outside of the U.S. before submitting an application for U.S. approval to the FDA. The regulatory procedures for approval of new pharmaceutical products vary significantly among foreign countries. The clinical testing requirements and the time required to obtain foreign regulatory approvals may differ from that required for FDA approval. Although there is now a centralized EU approval mechanism in place, each EU country may nonetheless impose our own procedures and requirements, many of which are time consuming and expensive, and some EU countries require price approval as part of the regulatory process. Thus, there can be substantial delays in obtaining required approval from both the FDA and foreign regulatory authorities after the relevant applications are filed, and approval in any single country may not be a meaningful indication that the product will thereafter be approved in another country.

The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, nor does the approval by foreign health authorities ensure approval by the FDA.

Furthermore, in the United States, physicians, hospitals and other healthcare providers that purchase pharmaceutical products generally rely on third-party payors, principally private health insurance plans and Medicare and to a lesser extent Medicaid, to reimburse all or part of the cost of the product and procedure for which the product is being used. We expect that patients with osteoarthritis who are candidates for Indaflex treatment will include, primarily due to demographic factors, patients with health insurance coverage provided by Medicare and private insurers, including Medicare health maintenance organizations. Hospitals and physicians are reimbursed separately for drugs. Typically, the Health Care Financing Administration, or HCFA, the governmental agency responsible for Medicare reimbursement policy, does not issue national coverage guidelines for individual drugs. Drug specific coverage policies are primarily developed by individual health insurance companies following Medicare's criteria for drug coverage, which include, among other requirements, that the drug be FDA approved, be used in connection with a physician service and be medically reasonable for the treatment of an illness or injury. The lack of satisfactory reimbursement for Indaflex will limit their widespread use and lower potential product revenues.

Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country basis. In many foreign markets, including markets in which we anticipate selling our products, the pricing of prescription pharmaceuticals is subject to government pricing control. In these markets, once marketing approval is received, pricing negotiations could take another six to twelve months or longer. As in the United States, the lack of satisfactory reimbursement or inadequate government pricing of our products will limit their widespread use and lower potential product revenues.

We presently have a licensed manufacturer and distributor in Mexico - Industria Farmaceutica Andromaco S.A. de C.V. ("Andromaco"). We rely on Andromaco to complete, maintain and adhere to the required regulatory processes and procedures needed to manufacture and distribute our product in Mexico. Andromaco is a large pharmaeceutical manufacturer in Mexico with more than 50 years of experience in manufacture, marketing and distribution of drugs. We will attempt to complete licensing and distribution arrangements in foreign countries and in the United States with larger, experienced organizations to ensure that regulatory processes and country-specific regulations are being observed and maintained.

11. Risk Factors

Our success depends upon our ability to protect our intellectual property rights.

We filed applications for U.S. patents relating to proprietary drug delivery technologies and formulations that we have invented in the course of our research. To date, one U.S. patent has been issued and other applications are pending. We have also made patent application filings in selected foreign countries. We face the risk that any of our pending applications will not issue as patents. In addition, our patents may be found to be invalid or unenforceable. Our business also is subject to the risk that our issued patents will not provide us with significant competitive advantages if, for example, a competitor were to independently develop or obtain similar or superior technologies. To the extent we are unable to protect our patents and patent applications, our investment in those technologies may not yield the benefits that we expect.

We also rely on trade secrets to protect our inventions. Our policy is to include confidentiality obligations in all research contracts, joint development agreements and consulting relationships that provide access to our trade secrets and other know-how. However, parties with confidentiality obligations could breach their agreements causing us harm. If a secrecy obligation were to be breached, we may not have the financial resources necessary for a legal challenge. If licensees, consultants or other third parties use technological information independently developed by them or by others in the development of our products, disputes may arise from the use of this information and as to the ownership rights to products developed using this information. These disputes may not be resolved in our favour.

We are not aware of infringing on any third party's patents, nor are we aware of any third party infringing on any of our patents or patent applications.

12. Management's Discussion and Analysis of Financial Conditions and Results of Operations

The information requested is not known because (i) there is no clear distinction between initiatives in order to be able to differentiate efforts on each separate initiative; (ii) all initiatives have a common goal and that is to adopt our Bioadhesive Colloidal Dispersion drug delivery system to the specific drug in order to improve that drug's effectiveness; (iii) we do not maintain a time control system to differentiate activities.

The nature, timing and estimated costs of the efforts to complete a project are extremely difficult to predict and can vary significantly from any prediction based on the nature of the activity. Similarly we cannot predict with any degree of certainty completion dates or material cash inflows due to the unpredictable nature of research and development activities, and our limited resources.

In response to this query we propose the following comment to be inserted in the general section under the MD&A:

Costs to complete and expected completion dates of any of our research and development initiatives are uncertain due to the nature and unpredictablity of research and development activities, our limited financial resources, and the nature and scope of FDA and other regulatory agency requirements for approval. In some cases our research and development activities span a number of different product initiatives at the same time, making it difficult to discern costs for each separate initiative.

If we cannot complete our research and development initiatives on a timely basis consequences to our operations could be significant to the point where the initiative would have to be abandoned or completion delayed. We would also face the risk of competitors developing the same or similar products and being first to market, should our research development projects not be completed on a timely basis. Finally, our failure to develop our products on a timely basis could substantially impair our ability to generate revenues and materially harm our financial position.

13. Suggested reply and amendment to this section is seen in bold below

The board of directors has established an audit committee effective December 1, 2004. The audit committee is comprised of two independant board members - Dr. Ford Moore and Dr. David Milroy. We do not have a financial expert serving on our audit committee as we have not yet been able to source such a qualified person willing to serve on our board and audit committee. A third independent board member with public company experience and financial expertise is being sought to serve on our board and the audit committee. At the outset, our audit committee will review and approve our financial statements prior to board meetings, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendations of our independent auditors, review the scope of the annual audits, and fees to be paid to the independent auditors. As the Audit Committee becomes more established it will also review and approve any material internal accounting and financial control policies and procedures and ensure compliance with all required governance procedures and policies. Finally, the audit committee will establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal controls and auditing.

The board of directors has not yet established a compensation committee.

14 . See box below. Only the 2004 Plan has options left available for issuance.

Equity Compensation Plan Information

	Number of	Weighted-	Number of
	Securities to be	Average	securities
	issued upon	Exercise Price	remaining
	exercise of	of outstanding	available for future
	outstanding	options,	issuance under
	options, warrants,	warrants, and	equity
	and rights	rights	compensation
plans (excluding
securities reflected
in the first two
columns

Equity	22,330,000	$0.17	3,390,000
Compensation
Plans
Approved by
Security
Holders

Equity	None	None	None

Compensation
Plans Not
Approved by
Security
Holders

Total	22,330,000	$0.17	3,390,000

15. Signatures

Existing Signature Page

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 9, 2004 or May 18, 2005

ALPHARx, INC.

By: /s/ Michael M. Lee
Michael M. Lee, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

Revised Signature Page

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: Revised Filing Date

ALPHARx, INC.

By: /s/ Michael M. Lee
Michael M. Lee, President and
Chief Executive Officer

By: /s/ Marcel Urbanc
Marcel Urbanc
Chief Financial Officer and
Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant, in the capacities, and on the dates, indicated.

DATED: Revised Filing Date

ALPHARx, INC.

Directors:

/s/ Michael M. Lee
Michael M. Lee, Director and
Chairman of the Board

/s/ David Milory
David Milroy, Director

/s/ Ford Moore
Ford Moore, Director

16. During Fiscal 2002 we only had one operating expense caption in our financial statements - Selling, General & Administrative Expenses. This expense category also included Research and Development in which certain legal and patent related fees were reflected. We highlighted R&D expenditures in the notes to the financial statements. The figure of

$445,637 representing all R&D for 2002, and disclosed in Note 2 to the financial statements should have been reduced to exclude legal or patent related fees.

During 2003 and 2004 we did not reflect any legal or patent related fees in Research and Development expense category. Rather, they were reflected in Administrative Expenses. The note for Research and Development expenses was not appropriately updated.

Existing Excerpt from Note 2

All research and development costs are charged to expense as incurred. These costs include research and development, travel to explore and evaluate new products, product licensing, and various legal and professional fees incurred for preparation of patent applications.

Revised wording suggested for Note 2 , Research and Development

All research and development costs are charged to expense as incurred. These costs include research and development, travel to explore and evaluate new products, raw materials, lab supplies and other costs related directly to research and development of new and existing products.

17. Our independent accountants informed us of the need to reflect this beneficial conversion feature in fiscal 2004during their review of our March 31, 2005 financial statements. As a result we have refiled the 10KSB as of May 18, 2005, duly reflecting the beneficial conversion feature as interest expense. All financial statements since March 31, 2004 - the first quarter of our debt issuance, have been restated and refiled accordingly.

In order to prevent such an oversight in the future, we have implemented controls to ensure that any entries required to be reflected as a result of issuance of securities that are below fair market value, will be accurately reflected on a timely basis and amortized over an appropriate period of time.

18.

Existing excerpt from Note 13:

The Company granted 645,000 options to consultants during fiscal 2003. The fair value of each option granted during 2003 was recorded as consulting expense using the Black-Scholes option pricing model.

No stock options were granted during the year ended September 30, 2004.

Revised Wording for Note 13 replacing the wording seen above:

The Company did not grant any stock options during the year ended September 30, 2004. The Company granted 645,000 stock options to consultants during fiscal 2003. We recognized $280,594 in administrative expenses related to the granting of these options during fiscal 2003. The fair value of each option granted during 2003 was determined using the Black-Scholes Option Pricing Method.

19 . Second last paragraph to be inserted into Note 13 as follows:

The following options were granted to consultants during the year ended September 30, 2003:

Date	Quantity	Option	Expiry	Fair	Risk	Expected	Expected	Expected
		Price		Value	Free	Life	Volatility	Dividends
					Rate
February	405,000	$0.63	February	$180,832	4.18%	5 years	89%	NIL
10, 2003			9, 2008
February	150,000	$0.69	February	7,798	4.18%	5 years	89%	NIL
10, 2003			9, 2008
May 5,	20,000	$0.55	May 4,	65,639	3.72%	5 years	103%	NIL
2003			2008
May 10,	70,000	$0.50	May 9,	26,325	3.72%	5 years	101%	NIL
2003			2008
	645,000			$280,594

Most of these options vest over a period of 3 years. The Company expensed the entire fair value of the options in fiscal 2003, the year of grant.

20. Our independent accountants discovered the need to reflect this entry during their review of our March 31, 2005 financial statements. Resultingly we have reflected $54,673 in stock based compensation expense during the three month period ended March 31, 2005. The value of these options was determined using the Black- Scholes option pricing method. Both the amount of the expense and the valuation method are disclosed in Note 7 of our financial statements for the period ended March 31, 2005, filed with our 10QSB on May 19,2005.

Subsequent event note in the 10KSB currently reads as follows:

On November 15, 2004 the Company issued 13,220,000 options to purchase common stock to 14 individuals including management, directors and consultants. Of these, 12,720,000 options were issued to management and directors, are exercisable at $0.15 per share, and expire on November 15, 2014. The remaining 500,000 options were issued to consultants, are exercisable between $0.40 and $0.50 per share, and expire on November 15, 2014.

Additionally the following will be added to the subsequent event Note:

The Company recorded an option expense in selling and administrative expenses in the amount of $54,673 during the six month period ended March 31, 2005. This represents the entire fair value of the options granted. The fair value of the options was calculated using the Black-Scholes Option Pricing Method.

In order to prevent such an oversight in the future, we have implemented controls to ensure that any entries required to be reflected as a result of issuance of securities, will be accurately reflected on a timely basis and amortized over the appropriate life of the instrument.

21. The fair value of the warrants was computed using Black-Scholes Pricing Method as $2,427,532. As these warrants were part of the conversion feature of the senior convertible notes the expense was limited to the proceeds received from the issuance of the senior convertible notes. The expense of $1,161,000 - the entire proceeds received from the issuance of senior convertible notes, was reflected during the period February to April, 2004 in our retstated financial statements.

22. We will file the contract accordingly and provide the following text in the amended 8K:

The contract with Patheon Inc., related to the manufacture of test batches of Indaflex for Phase I and Phase II clinical trials, has now been completed. A total of CDN $283,109 was charged by Patheon Inc. related to the contract and all required services and products were delivered as per contract terms. Once payments have been fully effected there will be no further obligations remaining between Patheon Inc. and AlphaRx, Inc.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in all filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed this 3rd day of June, 2005, Toronto, Ontario

_______________________	________________________
Michael Lee, President & CEO	Marcel Urbanc, CFO and
Principal Accounting Officer